SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Closing price:
NETC4: R$22.90 / share (BM&FBOVESPA)
NETC: US$ 13.50 /ADR (Nasdaq)
XNET: EUR 9.69 /share (Latibex)
Total Shares: 342,963,601
Market Capitalization: R$7.9 billion

3Q10 Earnings Release

São Paulo, October 27, 2010 – Net Serviços de Comunicação S.A. (BM&FBOVESPA: NETC3 and NETC4; Nasdaq: NETC; and Latibex: XNET), the largest cable operator in Brazil and Latin America, offering integrated services that include Pay TV (“NET”), Digital Video (“NET Digital”), High Definition Digital Video (“NET Digital HD”), bidirectional broadband internet access (“NET Vírtua”) and Voice (“NET Fone via Embratel”), announces today its results for the third quarter of 2010 (“3Q10”).

Except where stated otherwise, the following financial and operating information is presented in accordance with International Financial Reporting Standards (“IFRS”) and on a consolidated and unaudited basis, and includes the operating and financial results of ESC 90, whose acquisition was concluded on June 30, 2009.

Consolidated Financial Results (R$ million, except otherwise indicated)	3Q10	3Q09	Variation 3Q10 x 3Q09	9M10	9M09	Variation 9M 10 x 9M 09
Net Revenue	1,381	1,195	16%	3,952	3,379	17%
EBITDA(a)	369	323	14%	1,113	894	24%
EBITDA Margin	27%	27%		28%	26%
Net Income	72	298	(76%)	174	598	(71%)
Net Debt	1,300	1,030	26%
Net Debt / EBITDA (last 12 months)	0.89x	0.88x
Net Debt / EV(b)	0.15x	0.13x
Operating Highlights ('000, except otherwise indicated)
Homes Passed	11,319	10,717	6%
Bidirectional Homes Passed	9,540	8,371	14%
Pay TV Client base
Connected Clients	4,065	3,645	12%
Penetration over Homes Passed	36%	34%
Churn Rate – last 12 months	14.4%	16.0%
Digital	2,256	984	129%
Broadband Client Base
Connected Clients	3,329	2,790	19%
Penetration over Bidirectional Homes Passed	35%	33%
Lines in service	2,980	2,489	20%
Client ARPU (R$/household)(c)	137.03	134.25	2%

(a)     EBITDA does not represent an accounting item or cash flow for the periods presented. Therefore, EBITDA should not be considered an alternative measure of net income (loss), an indicator of operating performance or an alternative to cash flow as a source of liquidity. Since EBITDA is not an accounting item, companies may make adjustments, therefore the definition of EBITDA may not be comparable with the definitions adopted by other companies.

(b)     Enterprise Value, calculated based on the price of the preferred shares at the end of the respective quarters, multiplied by the total number of shares, plus net debt on the last day of the quarter.

(c)     Composed of the sum of gross revenue from subscriptions, PPV and other service-related revenue, divided by the average number of households connected.

1

EXECUTIVE SUMMARY

The third quarter of 2010 was marked by the recovery in net additions, thanks to the recovery in sales and the reduction in the churn rate. The growth in the quarter proves the effectiveness of the initiatives taken throughout the year that are bringing the desired result, namely strong growth.

 Pay TV subscriber base ended 3Q10 with 4,065,000 clients, increasing by 183,000 or 12% from 3,645,000 at the end of 3Q09. Broadband base totaled 3,329,000 clients at the end of 3Q10, up 19% from 2,790,000 at the end of 3Q09. There were 2,980,000 fixed lines in service at the end of 3Q10, up 20% from 2,489,000 lines at the end of 3Q09.

Net Revenue was R$1,381.1 million in 3Q10, growing by 16% from R$1,195.3 million in 3Q09, mainly due to the expansion of the client base across all services.

Operating Costs amounted to R$669.2 million in 3Q10, 13% higher than the R$591.0 million in 3Q09, mainly driven by programming costs and the growth in Internet access bandwidth consumption, in turn as a result of the higher subscriber base. As a percentage of net revenue, operating costs decreased from 49.5% in 3Q09 to 48.5% in 3Q10.

Selling, General and Administrative (SG&A) expenses stood at R$334.5 million in the quarter, up 20% from R$278.4 million in 3Q09. Selling expenses totaled R$153.0 million, up 22%, chiefly as a result of higher commissions paid, in turn due to the growth in sales volume. General and Administrative expenses increased by 23% to R$165.3 million in the quarter, mainly due to the higher spending on IT services to improve platforms and systems, which are related to the quality of customer service.

EBITDA (earnings before interest, tax, depreciation and amortization) was R$369.0 million in 3Q10, growing by 14% from R$322.8 million in 3Q09. EBITDA margin ended the quarter at 27%.

Capex totaled R$436.7 million in 3Q10, and the variable portion, which is mainly allocated to subscriber acquisitions, represented 52% of the total invested. The balance was invested in the fixed portion and the network expansion project.

OPERATING PERFORMANCE

•         Pay TV subscriber base ended the quarter with 4,065,000 clients, up 12% from 3,645,000 in 3Q09. Net additions were 183,000 clients in the period, showing that with well directed sales initiatives, the market is receptive to the product, enabling the Company to continue with its accelerated growth strategy.

•         The Broadband Base ended the quarter with 3,329,000 subscribers, up 19% from 2,790,000 at the end of 3Q09. Net additions totaled 229,000 in the period. Penetration in the Pay TV base reached 82%, demonstrating that clients perceive value in the combined offering.

•         The number of Fixed Lines in Service totaled 2,980,000 in 3Q10, up 20% from the 2,489,000 in 3Q09, with net additions of 215,000 lines in the quarter. Thus, Revenue Generating Units (“RGUs”) totaled 12,630,000, 27% up on the 9,908,000 in 3Q09.

•         The churn rate (disconnection rate) for the Pay TV subscriber base in the 12 months ended 3Q10 at 14.4%, down from 16.0% in 3Q09.

•         Average Revenue per User (ARPU) increased 2% to R$137.03 in the quarter, from R$134.25 in 3Q09, driven by the growth in sales of NET Digital HD.

CONSOLIDATED FINANCIAL ANALYSIS

1.     Gross Revenue was R$1,820.8 million in the quarter, 16% higher than the R$1,569.4 million registered in 3Q09.   The migration of clients to higher value-added products, such as NET Digital HD, and the bigger subscriber base are the key factors driving revenue growth.

1.1.   Subscription revenue was R$1,575.0 million in the quarter, 15% higher than the 3Q09 revenue of R$1,366.5 million, but remaining unchanged as a percentage of gross revenue at 87%.

1.2.   Subscription revenue and Other revenues totaled R$245.8 million, an increase of 21% over the R$202.9 million in 3Q09, due to the higher revenue from voice services and the growth of the pay-per-view (PPV) base, driven by the Sócio PFC product. These revenues corresponded to 13% of gross revenue in the quarter.

2.     Cancellations and Sales Taxes totaled R$439.7 million in the quarter, up 18% from R$374.1 million in 3Q09, mainly due to higher taxes caused by the growth in broadband and voice revenues, which are subject to a higher ICMS tax rate than Pay TV revenue. Cancellations and Sales Taxes as a percentage of gross revenue stood at 24% in the quarter.

2

3.     Net Revenue was R$1,381.1 million in 3Q10, 16% up on the R$1,195.3 million in 3Q09, resulting from the greater subscriber base for all products and services, and the increase in subscription fees in line with the IGPM inflation index.

4.     Operating Costs amounted to R$669.2 million in 3Q10, increasing by 13% from R$591.0 million in 3Q09. As a percentage of net revenue, these costs declined from 49.4% in 3Q09 to 48.5% in 3Q10.

4.1.   Programming costs were up 22%, totaling R$322.9 million in the quarter, from R$264.4 million in 3Q09, mainly due to the growth in the subscriber bases for Pay TV, especially the growth in HD packages, and the annual adjustment in agreements with content providers. As a percentage of net revenue, programming costs moved up from 22.1% in 3Q09 to 23.4% in 3Q10.

4.2.   Network Maintenance and Subscriber costs grew 11% to R$55.5 million, from R$50.0 million in 3Q09, due to higher expenses with remote control and decoder repairs. As a percentage of net revenue, these expenses declined from 4.2% in 3Q09 to 4.0% in 3Q10.

4.3.   Costs with Customer Loyalty Marketing totaled R$4.5 million in 3Q10, up 12% from R$4.0 million in 3Q09, due to higher market research spending. As a percentage of net revenue, these costs remained stable at 0.3%.

4.4.   Costs with Personnel and Benefits climbed 15% to R$101.8 million in 3Q10, from R$88.2 million in 3Q09, due to the collective bargaining agreement and the growth of the business. As a percentage of net revenue, these costs remained flat at 7.4%.

4.5.   Internet Access, Call Center and Other costs remained practically stable, increasing from R$184.3 million to R$184.5 million. The higher expenses with the Call Center, mainly due to the growth in the subscriber and Internet access base to meet the higher bandwidth consumption and bigger Vírtua subscriber base, were offset by the IRU agreement signed with Embratel. As a percentage of net revenue, Internet Access, Call Center and Other costs declined from 15.4% in 3Q09 to 13.4% in 3Q10.

5.     Selling, General and Administrative (SG&A) Expenses stood at R$334.5 million in the quarter, 20% higher than the R$278.4 million in the same quarter last year, explained by the following items:

5.1.   Selling expenses increased to R$153.0 million in the quarter, up 22% from R$125.0 million in 3Q09. This increase is due to higher expenses with media and marketing campaigns, which helped drive sales and, consequently, commissions on sales. As a percentage of net revenue, selling expenses rose from 10.5% in 3Q09 to 11.1% in 3Q10.

5.2.   General and Administrative Expenses stood at R$165.3 million in the quarter, 23% higher than the R$134.5 million recorded in 3Q09, chiefly due to the increase in Personnel and Benefits caused by the collective bargaining agreement and higher IT infrastructure expenses to improve the quality of the services. As a percentage of net revenue, G&A expenses increased from 11.2% in 3Q09 to 12.0% in 3Q10.

5.3.   Other Administrative Expenses recorded a gain of R$16.2 million in 3Q10, compared with an expense of R$18.9 million in 3Q09.

6.     Bad Debt Reserve stood at R$8.5 million, up from R$3.2 million in 3Q09. This increase is mainly due to one-off adjustments in 3Q09. However, this reserve remains low, equivalent to 0.5% of the gross revenue in 3Q10 and slightly lower in 9M10 compared to 9M09.  .

7.     EBITDA (earnings before interest, tax, depreciation and amortization) was R$369.0 million in 3Q10, growing by 14% from R$322.8 million in 3Q09, in line with the business plan of growing organically while maintaining margins that are consistent with this growth. EBITDA margin was 27%.

8.     Depreciation and Amortization expenses totaled R$231.0 million in 3Q10, 47% up on the R$156.9 million in 3Q09. Depreciation expenses rose 21%, mainly due to the higher number of residential installations and digital decoders. Amortization expenses grew 206%, chiefly driven by the IRU agreement.

3

NET FINANCIAL RESULT

(R$ '000)	3Q10	2Q10	3Q09	9M10	9M09
Net Financial Result	2,986	(65,614)	113,316	(139,266)	106,544
Net Exchange and Monetary Variation	78,987	(15,922)	67,370	34,079	205,838
Financial expenses	(122,466)	(90,662)	29,625	(299,289)	(159,327)
Financial income	46,465	40,971	16,321	125,945	60,033

1.     The Financial Result was a gain of R$3.0 million in 3Q10, versus a gain of R$113.3 million in 3Q09. The Financial Result is composed of the following items:

1.1.   Positive Net Foreign Exchange and Monetary Variation of R$79.0 million in 3Q10, resulting mainly from the foreign exchange gain on dollar-denominated debt.

1.2.   Financial Expenses totaled R$122.5 million in 3Q10, increasing in relation to 3Q09 due to the restatement of interest on the IRU agreement, the Global Notes 2020 and the provision for the PIS/COFINS tax contingency in 3Q09.

1.3.   Financial Revenue increased 185% to R$46.5 million in the quarter, from R$16.3 million in 3Q09, as a result of the higher cash balance and the restatement of interest on the IRU agreement.

INCOME TAX AND NET INCOME

(R$ '000)	3Q10	2Q10	3Q09	9M10	9M09
Income Tax and Social Contribution	(69,162)	(33,316)	19,060	(133,122)	38,223
Current	(21,700)	(25,116)	(39,103)	(57,691)	(105,735)
Deferred	(47,462)	(8,202)	58,163	(75,431)	143,958
Constitution of Tax Loss Carryforward and and Temporary Differences	(46,929)	(7,669)	59,756	(73,833)	148,737
Goodwill Amortization	(533)	(533)	(1,593)	(1,599)	(4,779)

1.     Income Tax and Social Contribution (current and deferred) was an expense of R$69.2 million in 3Q10, versus a gain of R$19.1 million in 3Q09.

1.1.   Expenses with current Income Tax and Social Contribution declined from R$39.1 million in 3Q09 to R$21.7 million in 3Q10, due to the merger of subsidiaries, which optimized the use of tax credits.

1.2.   Deferred Income Tax and Social Contribution was an expense of R$47.5 million in 3Q10, versus a gain of R$58.2 million in 3Q09. This variation was mainly due to the recognition in 2009 of the tax credits that had not been booked yet and which could be used after said corporate restructuring.

2.     Considering mainly the accounting effects of the financial result and of income tax and social contribution, as detailed previously, Net Income in 3Q10 was R$71.8 million, down 76% from the R$298.2 million in 3Q09.

4

LIQUIDITY, CAPITALIZATION AND DEBT

(R$ '000)	3Q10	2Q10	3Q09
Short Term Debt	116,156	104,276	95,733
Interests	51,225	39,541	37,440
Finame	64,931	64,735	58,293
Long Term Debt	2,087,897	2,156,993	1,530,497
Finame	161,421	155,764	164,567
CCB	170,000	170,000	170,000
Debentures 6th issuance	578,395	578,259	576,544
Inbursa	335,960	357,353	352,672
Global Notes 2020	587,991	625,392	-
Perpetual Notes	254,130	270,225	266,715
Total Debt	2,204,054	2,261,269	1,626,230
Cash and Cash Equivalents	903,605	1,057,488	595,864
Net Debt	1,300,449	1,203,781	1,030,366
% of Total Debt Short Term	5%	5%	6%
% of Total Debt Long Term	95%	95%	94%
US dollar-denominated debt	1,211,237	1,293,115	639,654
% of Total Debt	55.0%	57.2%	39.3%
Brazilian real-denominated debt	992,817	968,154	986,576
% of Total Debt	45.0%	42.8%	60.7%

•         Gross debt, which includes principal and interest, ended 3Q10 at R$2,204.1 million, an increase of 36% over 3Q09, primarily reflecting the US$350 million Global Notes 2020 issue in November 2009. Foreign-currency debt accounted for 55% of total debt at the end of 3Q10.

•         Cash and Cash Equivalents totaled R$903.6 million at the end of 3Q10, up 52% from R$595.9 million in 3Q09, mainly due to the Global Notes 2020 issue.

•         Net Debt closed the quarter at R$1,300.4 million, up 26% from R$1,030.4 million in 3Q09. Net Debt to EBITDA ratio stood at 0.89x in 3Q10, compared with 0.88x in 3Q09.

CAPEX

Capex totaled R$436.7 million in 3Q10, with the variable portion representing 52% and mainly allocated to acquisition of equipment and residential installations, both of which are related to subscriber acquisitions. The remaining balance was invested in network and bidirectional coverage expansion projects.

CAPITAL MARKETS

Embratel, an important shareholder and signatory to the NET shareholders’ agreement, held a public tender offer for all the preferred shares issued by NET. The auction was held on October 7, 2010, when Embratel announced that it acquired 143.9 million preferred shares at the unit price of R$23.00. Since more than two thirds of the shareholders accepted the offer, it was extended until January 13, 2011, in accordance with CVM Rule 361, so that shareholders who did not accept the offer may sell their shares.

5

UPCOMING EVENTS

1.     Conference Call – 3Q10 Earnings Results

Date: October 27, 2010

IFRS (in Portuguese):

10:00 a.m. (Brasília time)                                        Dial-in: (11) 4688-6361

Code: NET

Replay until November 2, 2010: (11) 4688-6312

                                                              Replay Code: 48165

Live webcast at http://ri.netservicos.com.br

IFRS (in English):

11:30 a.m. (Brasília time)                                        Dial-in: +1 (412) 317-6776

                                                                                              Code: NET

Replay until November 2, 2010: +1 (412) 317-0088

Replay Code: 445384#

Live webcast at http://ri.netservicos.com.br

2.     Scheduled Dates for Upcoming Results

4Q10 à February 17, 2011

The forward-looking statements contained in this document relating to the business prospects, projections of operating and financial results and the growth prospects of NET are merely estimates, and as such are based exclusively on Management’s expectations on the future of the business. These forward-looking statements depend materially on changes in market conditions, the performance of the Brazilian economy, the industry and international markets, and therefore are subject to change without prior notice.

6

FINANCIAL STATEMENTS IN IFRS (unaudited)

Net Serviços de Comunicação S.A. Income Statemet IFRS - (R$ thousands)	3Q10	2Q10	3Q09	9M10	9M09

Revenues
Subscription revenue	1,575,008	1,499,071	1,366,468	4,514,652	3,892,505
Hook-up revenue	3,756	6,047	32,014	18,608	82,972
Other Revenues	242,047	222,675	170,931	676,662	474,490
Gross Revenues	1,820,811	1,727,793	1,569,414	5,209,922	4,449,967
Cancellations and Taxes on Sales	(439,689)	(417,843)	(374,072)	(1,258,292)	(1,071,271)
Net Revenue	1,381,122	1,309,950	1,195,342	3,951,630	3,378,696
Operating costs	(669,200)	(620,085)	(590,958)	(1,890,669)	(1,663,046)
Programming	(322,854)	(305,067)	(264,435)	(924,359)	(760,645)
Network Maintenance and Subscriber costs	(55,524)	(40,854)	(50,020)	(146,238)	(142,848)
Loyaty Marketing Costs	(4,515)	(3,719)	(4,022)	(11,992)	(11,660)
Payroll and Benefits	(101,834)	(98,092)	(88,191)	(292,459)	(227,773)
Internet Access, Call Center and Others	(184,474)	(172,353)	(184,290)	(515,621)	(520,120)
Selling, General and Adminstrative Expenses	(334,496)	(303,144)	(278,446)	(912,774)	(789,366)
Selling Expenses	(152,967)	(135,235)	(125,046)	(412,323)	(348,270)
General and Adminstrative Expenses	(165,345)	(170,854)	(134,451)	(479,727)	(392,071)
Other Administrative Expenses	(16,185)	2,945	(18,949)	(20,725)	(49,025)

Bad Debt Expenses	(8,458)	(11,788)	(3,155)	(35,125)	(31,952)
Non recurring adjustment
EBITDA	368,969	374,933	322,783	1,113,062	894,332
EBITDA margin	26.7%	28.6%	27.0%	28.2%	26.5%
Depreciation and Amortization	(230,993)	(219,539)	(156,949)	(666,526)	(441,055)
Depreciation	(163,210)	(152,451)	(134,785)	(462,473)	(377,616)
Amortization	(67,783)	(67,088)	(22,164)	(204,054)	(63,439)
EBIT	137,976	155,394	165,834	446,536	453,277
EBIT margin	10.0%	11.9%	13.9%	11.3%	13.4%
Net Exchange and Monetary Variation	78,987	(15,922)	67,370	34,079	205,838
Financial Expenses	(122,466)	(90,662)	29,625	(299,289)	(159,327)
interest, charges, arrears and fine	(55,663)	(53,653)	(39,796)	(161,993)	(130,795)
interest financial expenses others (suppliers and taxes)	(14,496)	(21,961)	(3,976)	(50,860)	(19,725)
other financial expenses	(52,307)	(15,047)	73,398	(86,436)	(8,806)
Financial Income	46,465	40,971	16,321	125,945	60,033
Income/(loss) bef. Investees, min.ints.	140,962	89,781	279,150	307,272	559,821
Current income Tax and Social Contribution tax	(21,700)	(25,116)	(39,103)	(57,691)	(105,735)
Deferred Income Tax and Social Contribution tax	(47,462)	(8,202)	58,163	(75,431)	143,958
Net Income (loss)	71,800	56,463	298,210	174,150	598,044

7

NET Serviços de Comunicação S.A. Consolidated Balance Sheet IFRS (R$ thousand) - non-audited	3Q10%		2Q10%		3Q09%
Assets
Cash & cash equivalents	903,605	10.6%	1,057,488	12.5%	595,864	8.7%
Account receivable from subscriber - net	327,564	3.9%	315,971	3.7%	232,063	3.4%
Other receivables	15,017	0.2%	13,245	0.2%	29,446	0.4%
Income tax recoverable	34,137	0.4%	26,672	0.3%	9,329	0.1%
Prepaid expenses	27,959	0.3%	30,793	0.4%	29,406	0.4%
Inventories	79,613	0.9%	66,445	0.8%	54,518	0.8%
Prepaid rights of use	173,187	2.0%	173,829	2.1%	-	0.0%
Total Current Assets	1,561,082	18.4%	1,684,443	20.0%	950,626	13.9%
Assets	3,194,131	37.6%	2,934,885	34.8%	2,583,324	37.9%
Prepaid rights of use	530,194	6.2%	573,247	6.8%	-	0.0%
Intangible	2,473,588	29.1%	2,486,364	29.5%	2,486,158	36.4%
Other Assets	729,914	8.6%	761,337	9.0%	802,524	11.8%
Judicial Deposits	85,901	1.0%	81,272	1.0%	120,949	1.8%
Diferred taxes recoverable	639,887	7.5%	675,374	8.0%	674,597	9.9%
Other receivables	4,126	0.0%	4,691	0.1%	6,978	0.1%
Total Long-term Assets	6,927,826	81.6%	6,755,833	80.0%	5,872,006	86.1%
Total Assets	8,488,909	100.0%	8,440,276	100.0%	6,822,632	100.0%
Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	507,146	6.0%	474,801	5.6%	423,645	6.2%
Provision for payables	50,260	0.6%	14,754	0.2%	79,538	1.2%
Income tax payable	2,625	0.0%	7,246	0.1%	2,020	0.0%
Short-term debt	93,748	1.1%	99,606	1.2%	78,137	1.1%
Debentures	22,409	0.3%	4,671	0.1%	17,596	0.3%
Payroll accruals	21,414	0.3%	18,038	0.2%	15,443	0.2%
Other payable accounts	594,926	7.0%	537,292	6.4%	298,477	4.4%
Tax accruals	63,176	0.7%	63,106	0.7%	78,802	1.2%
Payroll provision	169,994	2.0%	130,664	1.5%	147,333	2.2%
Other debts	155,762	1.8%	138,913	1.6%	72,342	1.1%
Deferred income	205,995	2.4%	204,609	2.4%	-	0.0%
Total Curret Liabilities	1,292,529	15.2%	1,156,408	13.7%	914,856	13.4%
Long-term debt	1,509,502	17.8%	1,578,734	18.7%	953,953	14.0%
Debentures	578,395	6.8%	578,259	6.9%	576,544	8.5%
Payroll and Benefits	12,595	0.1%	14,802	0.2%	35,956	0.5%
Taxes and contributions payable	184,699	2.2%	184,113	2.2%	194,448	2.9%
Provision for contingencies	579,735	6.8%	625,522	7.4%	653,242	9.6%
Future periods results	648,373	7.6%	690,904	8.2%	118,848	1.7%
Others Debts	1,417	0.0%	1,668	0.0%	5,174	0.1%
Total Long Term Liabilities	3,514,715	41.4%	3,674,001	43.5%	2,538,165	37.2%
Total Liabilities	4,807,243	56.6%	4,830,411	57.2%	3,453,021	50.6%
Capital Stock	5,599,320	66.0%	5,599,320	66.3%	5,599,320	82.1%
Goodwill reserves	153,168	1.8%	153,168	1.8%	153,168	2.2%
Accumulated Losses	(2,070,823) (24.4%)		(2,142,623) (25.4%)		(2,382,877) (34.9%)
Shareholders' Equity	3,681,665	43.4%	3,609,865	42.8%	3,369,611	49.4%
Liabilities and Stockholders´ Equity	8,488,909	100.0%	8,440,276	100.0%	6,822,632	100.0%

8

NET Serviços de Comunicação S.A. Consolidated Statement of Cash Flow IFRS (R$ thousand) - non-audited	3Q10	2Q10	3Q09	9M10	9M09
Cash and cash equivalents, beginning of the period	1,057,488	1,036,269	536,991	1,015,605	736,880
Results of the period	71,800	56,463	298,210	174,150	598,044
Non-cash items	237,229	290,895	9,303	849,837	275,063
Exchange losses, monetary indexation and interest expenses, net	(79,788)	11,455	(56,185)	(49,776)	(176,639)
Depreciation and Amortization	230,992	219,539	156,949	666,526	441,055
Diferred income taxes	47,462	8,202	(58,163)	75,431	(143,958)
Estimated liability for tax, labor and civil claims and assesssments	(54,143)	(1,855)	(106,177)	(44,120)	(81,709)
Interest on loans, net	55,397	53,370	38,861	161,071	128,081
Gain (loss) on Hedge	37,745	1,430	35,180	42,674	99,869
Result on sale of assets, net	(436)	(1,246)	(1,164)	(1,973)	8,358
Decrease (Increase) in assets	(28,605)	(40,597)	(110,782)	(59,812)	(100,853)
Trade accounts receivable	(11,593)	(24,156)	(46,206)	(63,612)	(60,118)
Recoverable income taxes	(1,387)	7,105	(61,134)	12,266	(42,807)
Prepaid expenses	2,860	(98)	(117)	5,335	(4,945)
Inventories and others assets	(13,168)	(9,469)	(608)	(20,850)	7,471
Other Assets	(5,317)	(13,979)	(2,717)	7,049	(454)
Increase (decrease) in liabilities	38,376	83,164	111,338	(41,458)	(48,260)
Accounts payables to supliers and programmers	32,345	72,273	18,690	54,830	(67,371)
Income taxes payable	(2,710)	12,240	55,787	(7,927)	33,625
Payroll and related charges	40,498	43,108	39,922	2,053	20,000
Sales taxes, accrued expenses and other liabilities	9,388	4,042	(16,015)	45,725	(59,450)
	(41,145)	(48,499)	12,954	(136,139)	24,936
Increase (decrease) in workine capital	9,771	42,567	556	(101,270)	(149,113)
Cash flow from investing activities	(436,119)	(315,224)	(241,833)	(911,355)	(799,621)
Acquisitions of investments	-	-	(3,891)	-	(97,731)
Acquisition of property and equipment	(436,684)	(316,170)	(238,515)	(913,815)	(703,198)
Proceeds from the sale of equipment	565	946	572	2,458	1,305
Cash flow from financing activities	(36,564)	(53,482)	(7,359)	(123,354)	(65,377)
Issuances	21,972	28,615	21,570	55,101	73,870
Repayments	(58,536)	(82,097)	(28,930)	(178,457)	(139,250)
Change in cash and cash equivalents	(153,883)	21,219	58,873	(112,000)	(141,016)
Cash and cash equivalents, end of the period	903,605	1,057,488	595,864	903,605	595,864

9

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 27, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.